

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 20, 2006

VIA FACSIMILE AND U.S. MAIL

Mary E. Thornton, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Initial Registration Statements on N-6 for
        Metropolitan Life Separate Account UL
        File Nos. 333-131664/811-06025

        MetLife Investors USA Variable Life Account A
        File Nos. 333-131665/811-21851

Dear Ms. Thornton:

        The staff reviewed the above-referenced initial registration statements, filed with the Commission on February 8, 2006. The registration statements received a selective review based on your representation that each filing is substantially similar to that in File No. 333-40161. The page numbers referenced in this comment letter correspond to the page numbers of the Metropolitan Life Separate Account UL courtesy copy that you provided to us. The comments apply to each registration statement unless a comment is not applicable to a particular registration statement. Based on our review, we have the following comments.

    1.   General Comment

        Generally, when the value of or benefits under a contract are dependent on investments in securities, the contract itself is a security. Therefore, supplementally, please explain why it is appropriate to register only the variable portion of a life insurance contract and not the entire contract. In this connection please also explain why the contract associated with this filing together with the portion of the contract being registered, differs from other registered variable contracts that offer a fixed or general account option.

2.   Cover Page

The statements that the prospectus is not the policy and that the actual policy and any endorsements are the controlling documents implies that the prospectus may be incomplete or inaccurate. Also, those statements could mislead policy owners with respect to their rights under the Federal Securities Laws. Accordingly, the disclosure must be revised or deleted.

3.   Summary of Benefits and Risks (Page 3)

Please define Loan Collateral Account.

4.   Transaction Fees (Page 6)

According to the disclosure on page 8, premiums may be paid into the Advantage Equity Options and, according to the disclosure on page 35, the gross dealer concession amount is 4.75% of the Advantage Equity Enricher premiums in all Policy years. However, the fee tables do not disclose distribution charges of any type. Please explain.

5.   Periodic Charges Other than Portfolio Operating Expenses (Page 6)

Please explain why the representative policy owner under the Advantage Equity Additions and the Advantage Equity Enricher are different.

6.   The Fixed Account (Pages 7 and 12)

The disclosure that the company can restrict allocations to the Fixed Account if the effective annual rate on those amounts would be 4% is confusing in light of the preceding disclosure that interest will be at an effective annual rate of at least 4%. Please clarify the disclosure.

7.   Annual Portfolio Operating Expenses (Page 7; footnote *)

Net total expenses may only be included in the fee table if the fee waivers and expense reimbursements are contractual and extend for a period of one year from the date of the prospectus. Voluntary waivers or those for less than one year may be included in a footnote. Therefore, a contractual arrangement that ends on December 31, 2006 can not be reflected in the fee table.

8.   Separate Account (Page 8)

Please explain to the staff the meaning of the phrase "the value of our commitment." In the text of the prospectus, please clarify that charges deducted include only those that have already been earned and not those due at a future date or those contingent on future events. In addition, please disclose the nature of "other excess amounts" that may be taken out of the separate account.

9.   Voting Rights (Page 11)

Please disclose that the effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

10.   The Base Policy and its Benefit Options (Page 12)

Please disclose and explain why someone would choose the Advantage Equity Additions option over the Advantage Equity Enricher option or vice versa? Although other aspects of the options differ, the descriptions of their benefits on page 12 are identical. Also, the examples on page 19 only illustrate how the Advantage Equity Additions benefit works. Please include similar disclosure for the Advantage Equity Enricher and state whether there is an extra fee for this option.

11.   Net Single Premium (Page 19).

Please define "Net single premium" on page 19 or provide a cross-reference to page 29 where the term is defined.

12.   Transfer Fee (Page 22)

Please disclose the $25 transfer fee in the fee table.

13.   Charges (Page 28)

Please explain to the staff why an extra charge is necessary for the Advantage Equity Enricher option and not the Advantage Equity Additions option?

14.   Payment and Deferment (Page 34)

Please clarify that payouts or transfers may be deferred if there is an emergency as determined by the Securities and Exchange Commission.

15.   Illustrations (Page 39)

Please update the average gross portfolio expenses to reflect 2005 expenses for the portfolios.

16.   Powers of Attorney

In accordance with Rule 483(b) under the Securities Act of 1933, as amended, exhibits for certain registration statements, please provide powers of attorney that relates to this filing, specifically.

17.   Financial statements, exhibits, and other information

Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

18.   Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend a registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of each registration statement, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of each registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at lamontr@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Robert S. Lamont, Jr.

Robert S. Lamont, Jr.
Senior Counsel
Office of Insurance Products